Exhibit 21.1

Subsidiaries of Vroom, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
AAGP, LLC d/b/a Vroom	Texas
Left Gate Property Holding, LLC d/b/a Texas Direct Auto and Vroom	Texas
Nations Drive, LLC	Texas